September 14, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Deanna Virginio Ada D. Sarmento Michael Fay Daniel Gordon

Re:Athira Pharma, Inc.

Registration Statement on Form S-1 (File No. 333-248428)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 14, 2020 and the date hereof, approximately 4,550 copies of the Preliminary Prospectus dated September 14, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, September 17, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

JEFFERIES LLC

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC
By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By:	Jefferies LLC
By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director